This AW is being filed in reference to my Edgar filing yesterday, April 20, Accession Number 0000881453-04-000034.

I filed 033-47976 under CIK of Variable Account B instead of under CIK of Variable Account E.

The filing was accepted in error to 033-47753, 485bpos - this number has not been used since 1998.

Incorrect filing information

         826734
         cs7*gcad
         033-47976  (SEC replaced this number with 033-47753)

Correct filing information - refilled today  - accession number  -  0000881453-04-000059

         887588
         @h8kisjy
         033-47976

Please withdraw my filing of yesterday - 0000881453-04-000034.

Thank you,

/s/Dee Steigauf
1-800-628-6039-53872